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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             KATY INDUSTRIES, INC.
                           (Name of Subject Company)

                             KATY INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   486026107
                     (CUSIP Number of Class of Securities)

                               Robert M. Baratta
                                   President
                        6300 S. Syracuse Way, Suite 300
                           Englewood, Colorado 80111
                                 (303) 290-9300
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                            Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

   The name of the subject company is Katy Industries, Inc., a Delaware corporation ("Katy"). Its principal executive offices are at 6300 S. Syracuse Way, Suite 300, Englewood, Colorado 80111, and its telephone number is (303) 290-9300.

Securities.

   This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" and, together with any Exhibits or Annexes hereto, this "Statement") relates to the common stock, par value $1.00 per share, of Katy, including the associated common stock purchase rights under the Rights Agreement dated as of January 13, 1995, as amended October 31, 1996, January 8, 1999 and March 30, 2001, between Katy and La Salle Bank National Association (f/k/a La Salle National Bank), as Rights Agent (collectively, the "Shares"). As of April 23, 2001, there were 8,393,908 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

   Katy, the subject company, is filing this Statement. Its business address and business telephone number are set forth in Item 1 above.

Tender Offer.

   This Statement relates to the tender offer by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), which was formed by Kohlberg & Co., L.L.C. ("Kohlberg"). A majority of the outstanding membership interests of Purchaser are beneficially owned in the aggregate by Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors, IV, L.P. and Kohlberg Partners IV, L.P., as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Kohlberg with the SEC on April 25, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase up to 2,500,000 outstanding Shares for $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions in the Offer to Purchase dated April 25, 2001, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) thereto (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement and are incorporated in their entirety in this response to this Item
2. Information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement. The Offer is described in the Offer to Purchase.

   The Offer is being made pursuant to the Preferred Stock Purchase and Recapitalization Agreement, dated as of March 29, 2001, between Purchaser and Katy (the "Purchase Agreement"). The Purchase Agreement provides that the Offer is conditioned upon, among other things, the following: (i) that there have been validly tendered and not withdrawn prior to the expiration date of the Offer at least 2,000,000 Shares (the "Minimum Condition"); (ii) that the Shares tendered, together with the Shares into which convertible preferred stock issued to Purchaser by Katy (the "Convertible Preferred Stock") is convertible, represent a majority of Katy's common stock issued and outstanding, calculated on a fully diluted basis (excluding outstanding options); and (iii) that the Shares tendered (after proration, if any, pursuant to the Purchase Agreement, which limits acceptance of tendered shares to 2,500,000) represent less than 30% of the combined voting power of Katy's outstanding securities on the Closing Date (as defined in the Purchase Agreement). A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference in its entirety.

   The Schedule TO states that the principal executive offices of Kohlberg and Purchaser are located at 111 Radio Circle, Mount Kisco, New York 10549.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described or referred to in this Item 3, to the knowledge of Katy, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Katy or its affiliates and (i) Katy or its executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

   Certain contracts, agreements, arrangements, and understandings, and any actual or potential conflicts of interest, between Katy or its affiliates and
(i) Katy's executive officers, directors or affiliates, or (ii) the Purchaser or its executive officers, directors or affiliates, are described in the sections entitled "Compensation and Benefits Assurance Program," and "Other Arrangements," under the heading "Termination of Employment, Change of Control and Other Arrangements" and under the heading "Certain Relationships and Related Transactions," in each case, in the Proxy Statement; and the sections entitled "Certain Information Concerning Purchaser" and "Purpose of the Offer; Plans for the Company--Plans for the Company" in the Offer to Purchase, which are incorporated herein by reference. The Proxy Statement and the Offer to Purchase are filed as Exhibits (a)(3) and (a)(1) hereto, respectively, and are incorporated herein by reference.

 Purchase Agreement.

   A summary of the material terms of the Purchase Agreement is contained under the heading "Information about the Purchase Agreement" in the Proxy Statement, which is incorporated herein by reference. You should read the full text of the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

 Voting Agreement.

   A summary of the material terms of the Voting Agreement is contained under the heading "Voting Agreement" in the Proxy Statement, which is incorporated herein by reference. You should read the full text of the Voting Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

 Board Composition.

   Mr. William F. Andrews, a member of the Katy Board, is also an operating principal of Kohlberg, is a director of several of Kohlberg's portfolio companies, and has assisted Kohlberg in making a number of acquisitions and received a retainer for his services. Mr. Andrews was excluded from deliberations and votes by the Board concerning the transactions contemplated by the Purchase Agreement.

 Indemnification.

   Under the Purchase Agreement, Purchaser has agreed that the indemnification obligations set forth in Katy's Certificate of Incorporation or By-laws will survive the consummation of the recapitalization contemplated in the Purchase Agreement and will not be amended, repealed or otherwise modified for a period of six years after the closing date of the Purchase Agreement in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the closing date were directors, officers, employees or agents of Katy or its subsidiaries. Purchaser further agreed that Katy will provide to officers and directors of Katy as of the date of the Purchase Agreement liability insurance protection of the same kind and scope as that provided by Katy's directors' and officers' liability insurance policies, subject to a limit on expenditure for such coverage of 200% of the amount currently expended by Katy.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors.

   At a meeting held on March 29, 2001, Katy's Board of Directors (the "Board" or the "Katy Board"), by the unanimous vote of all directors present (other than Mr. Andrews who did not vote because of a potential

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conflict of interest), adopted resolutions: (i) determining that the Purchase
Agreement, the Offer, the purchase by Purchaser of preferred stock to be issued by Katy (the "Preferred Stock Purchase") and other transactions contemplated by the Purchase Agreement are fair to and in the best interests of Katy and its stockholders; (ii) approving the Purchase Agreement, the Offer, the Preferred Stock Purchase and other transactions contemplated by the Purchase Agreement; and (iii) recommending that the holders of common shares of Katy consider acceptance of the Offer and the tender of all or part of their common shares pursuant to the Offer. ACCORDINGLY, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES OF KATY'S COMMON STOCK CONSIDER ACCEPTANCE OF THE OFFER AND THE TENDER OF ALL OR PART OF THEIR SHARES PURSUANT TO THE OFFER.

   Copies of Katy's letter to the stockholders of Katy communicating the Board's recommendation and Katy's press release announcing the Purchase Agreement and the transactions contemplated thereby are filed as Exhibits
(a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

Background.

   Information regarding the background of the solicitation and recommendation is contained under the heading "Background of the Transaction" in the Proxy Statement, which is incorporated herein by reference.

Reasons For Recommendation.

   In making the determinations and recommendations stated above in this Item 4, the Katy Board considered a variety of factors including, but not limited to, those set out below.

   Except as noted below, the Board considered the following factors to be positive factors supporting its determination that the Preferred Stock Purchase and Tender Offer are fair to, and in the best interests of, the stockholders. The material positive factors the Board considered were:

     (a) Katy's cash resources and financial strength will increase as a result of Purchaser's cash infusion and from borrowing availability under the new credit facility with Bankers Trust Company, which would not have been provided unless Katy entered into the Purchase Agreement and the transactions contemplated by the Purchase Agreement.

     (b) The Preferred Stock Purchase will decrease the percentage of Katy's capitalization that consists of debt.

     (c) The Offer and Preferred Stock Purchase will give stockholders the opportunity to sell Katy shares at a substantial premium to the market price of Katy shares before the transactions with Purchaser were announced, and also to remain as stockholders in a company that will be financially strengthened by Purchaser's cash infusion. In concluding that the premium offered was substantial, the Board considered the closing price of Katy shares on March 29, 2001, the day the Board approved the Purchase Agreement. The price offered in the Offer represents a premium of 30.1% over the closing price of $6.15 for Katy shares on March 29, 2001. The Board also considered that the Offer price represented a premium of 30.6% over the closing price ($6.125) of Katy shares on November 6, 2000, the last trading day before Katy announced that it was engaged in discussions with a potential purchaser of Katy, and a premium of 39.1% over the closing price ($5.75) of Katy shares on March 2, 2001, the last trading day before Katy announced that it was engaged in discussions with a potential purchaser of a substantial equity position in the company.

     (d) Bear Stearns' oral opinion and supporting analysis, delivered to the Board at the March 29, 2001 meeting and later confirmed in writing, was that, as of the date of such opinion, the Preferred Stock Purchase and the Offer, taken as a whole, were fair from a financial point of view to Katy's stockholders.

     (e) Before committing itself to the transactions, Katy had solicited indications of interest in acquiring Katy from a substantial number of potential buyers (strategic and financial) and held discussions with

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  potential lenders about refinancing its indebtedness, and the Board believed that the transactions with Purchaser were the only readily available transactions that would give Katy the cash it needs to fund its ongoing operations and offer a reasonable opportunity for Katy to achieve its strategic objectives.

     (f) Despite seeking indications of interest for a sale of Katy, a number of potential acquirers visiting Katy or receiving information packages, and Katy's public announcements on November 6 and March 2, only Kohlberg submitted a written proposal after November 6, 2000.

     (g) The initial discussions with Purchaser contemplated a range of alternatives, including a sale of the entire company at $8.25 per share, and the structure of the transaction ultimately agreed upon in negotiation allows Katy stockholders to retain a stake in Katy, giving them upside potential.

     (h) It is expected that, unless the transactions with Kohlberg are completed, Katy on June 30, 2001 will be in violation of financial covenants of the present credit agreement. If the transactions with Kohlberg are not completed, considering the current market environment, a substantial risk exists that Katy will be unable to obtain further waivers of the covenant violation under the current credit agreement and that Katy will be unable to obtain, on reasonable terms or at all, financing necessary to replace its current credit agreement. If Katy is unable to refinance its existing bank loans, the entire amount under the existing credit agreement could be declared due and payable not later than June 30, 2001.

     (i) Under the terms of the Purchase Agreement:

     . Katy is permitted to give information to and negotiate with third parties in response to an unsolicited acquisition proposal if a majority of the Board determines (after consultation with counsel), that failure to do so would not be consistent with the directors' fiduciary duties;

     . the Board can terminate the Purchase Agreement if Katy receives a superior proposal and the Board determines in good faith (after consulting with outside legal counsel) that not terminating the Purchase Agreement and entering into a new agreement to effect the superior proposal would be inconsistent with its fiduciary duties; and

     . while Katy, in order to accept a superior proposal, must reimburse
       Purchaser up to $1,000,000 of its expenses, and, on completing the competing proposal, pay Purchaser a termination fee of $2,000,000, and these fees and expense reimbursement would increase the cost to a third party interested in acquiring Katy, they would not prevent a third party from making a superior proposal or acquiring Katy.

     (j) The Board expected that Katy and its stockholders would benefit from Kohlberg's managerial assistance and support. Kohlberg has substantial experience in providing companies in which its affiliates invest with financial and managerial advisory services aimed at building value and improving operational, marketing and financial performance.

   The Board also considered the following negative factors in making its determination:

     (a) The issuance of the convertible preferred stock will dilute the holdings of Katy's existing stockholders. Following the closing of the transactions with Purchaser under the Purchase Agreement, existing stockholders will hold a lesser proportion of common equity (calculated on a fully diluted basis). If the 400,000 shares of convertible preferred stock to be purchased by Purchaser are converted, it will receive 5,000,000 shares of common stock, which would represent 37.3% of the outstanding shares, calculated on a fully diluted basis (excluding outstanding options) after giving effect to the conversion. If the Preferred Stock Purchase and the conversion were to have occurred as of December 31, 2000, this would have had the pro forma effect of reducing the book value per share of common stock from $17.91 to $14.21.

     (b) Purchaser's significant stock ownership in Katy, its rights to nominate directors and to convert its convertible preferred stock, and the classified Board, could effectively deter a third party from making an offer to acquire Katy, which might involve a premium stock price or other benefits for stockholders, and could otherwise prevent changes in control or management of Katy.

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     (c) The purchase of Shares tendered into the Tender Offer will reduce the number of shares of Katy common stock that are publicly held, which could increase volatility in the price of Katy's stock and adversely affect liquidity in Katy's stock.

     (d) Purchaser's nominees will constitute a majority of the Board of Directors, five of whom will serve an initial term of two years, (see the section captioned "Corporate Governance" in the Proxy Statement), preventing major actions not supported by the Purchaser-nominated directors.

     (e) Purchaser has proposed a new Chief Executive Officer, who is also a nominee for director, and who, if elected as director, will serve for an initial term of one year.

     (f) Purchaser will have the right, so long as it retains any convertible preferred stock, to nominate a majority of the members of the Board of Directors in connection with future elections of directors.

     (g) The holders of the convertible preferred stock will have preferential rights on distributions if Katy is liquidated, which means that holders of common stock will not receive any distribution on liquidation until the holders of the convertible preferred stock receive their liquidation preference.

     (h) If the Purchase Agreement is terminated then, under certain circumstances, Katy must reimburse Purchaser's expenses (up to $1,000,000) and pay Purchaser a $2,000,000 termination fee. For example, Purchaser will be entitled to reimbursement for expenses if stockholders do not approve the sale of convertible preferred stock to Purchaser, and to the termination fee under certain circumstances if, within 12 months after the Purchase Agreement terminates, Katy enters into another transaction for the sale of all or a major part of Katy's voting securities or assets and that other transaction is completed within 18 months of the Purchase Agreement terminating.

   The Board believed that, on balance, the possible benefits to Katy stockholders from the positive factors outweighed the possible detriments from the negative factors summarized above.

   In view of the variety of factors considered, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the above factors considered or determine that any factor was of particular importance in reaching its determination. Rather, the Board views this position and its recommendation as being based upon its judgment, in light of the totality of the information presented and considered, of the overall effect of the Offer and the Preferred Stock Purchase on the stockholders compared to any reasonably available alternative transaction.

Opinion of Bear Stearns.

   At the March 29, 2001 meeting of the Katy Board, Bear Stearns & Co. Inc. presented the analysis of its opinion and then delivered its oral opinion, subsequently confirmed in writing, that, as of March 29, 2001, and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the Offer and the Preferred Stock Purchase, taken as a whole, were fair, from a financial point of view, to the stockholders of Katy. The summary of the fairness opinion set forth under the heading "Opinion of Bear Stearns" in the Proxy Statement and the full text of the March 29, 2001 fairness opinion filed as Exhibit (a)(6) to this Statement are incorporated herein by reference.

   The full text of the fairness opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Bear Stearns in rendering its fairness opinion. Stockholders are urged to, and should, read the fairness opinion carefully and in its entirety. The fairness opinion is not intended to be, and does not constitute, a recommendation to the Board of Katy or to any stockholder of Katy as to how to vote their shares of common stock of Katy or whether or not to tender their shares of common stock of Katy.

                                       5
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Intent to Tender.

   Purchaser and certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members, and entities associated with the Carroll family (the "Agreement Shareholders") have entered into the Voting Agreement, under which the Agreement Shareholders have agreed, among other things, to tender into the Offer, in aggregate, not less than 1,500,000 shares of common stock. The summary of the Voting Agreement is contained under the heading "Voting Agreement" in the Proxy Statement and is incorporated herein by reference. You should read the full text of the Voting Agreement, which has been filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference. The Agreement Shareholders may tender additional Shares and, other than Amelia M. Carroll (in respect of Shares held directly by her), currently intend to tender all of their Shares to Purchaser in the Offer.

   In addition, to Katy's knowledge after reasonable inquiry, subject to and consistent with any fiduciary obligations of such persons, of Katy's executive officers and directors, Jacob Saliba currently intends to tender all of the Shares held of record or beneficially by him pursuant to the Offer (other than Shares issuable on the exercise of options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act), Wallace E. Carroll, Jr. has indicated that he currently intends to tender 180,239 Shares held directly by him, and Stephen
P. Nicholson and Larry D. Hudson have indicated that they currently intend to tender some of their Shares, but that they have not formed a final intention. Amelia M. Carroll (in respect of Shares held directly by her), Arthur R. Miller, Charles W. Sahlman, Glenn W. Turcotte, Roger G. Engle and William J. Wagner have not decided whether they will tender their Shares. William F. Andrews, Robert M. Baratta, Daniel B. Carroll and Michael H. Kane have indicated that they do not currently intend to tender any of their Shares.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   By letter agreement dated January 8, 2001, Bear Stearns was formally engaged to render an opinion as to the fairness, from a financial point of view, to the stockholders of Katy of the transaction with Kohlberg. Pursuant to the terms of the letter agreement, Katy agreed to pay Bear Stearns an aggregate cash fee of $900,000 payable to Bear Stearns upon its rendering of its fairness opinion to Katy's Board. Katy also agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses and to indemnify Bear Stearns against certain liabilities in connection with performing services under the letter agreement, including liabilities under the federal securities laws. Bear Stearns may actively trade equity and/or debt securities of Katy for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

   Katy also has retained Innisfree M&A Incorporated to assist in distributing proxy solicitation materials and seeking proxies in connection with the Preferred Stock Purchase. Katy will pay Innisfree a fee of approximately $15,000, plus reasonable out-of-pocket expenses, for this assistance. Katy will reimburse brokers and other nominees their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of stock.

   Except as set forth above in this Item 5 and in the Offer to Purchase, neither Katy nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Katy on its behalf with respect to the transactions contemplated by the Offer and the Purchase Agreement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Except as set forth in this Item 6, no transactions in shares of Katy common stock have been effected during the past 60 days by Katy, or, to the best of Katy's knowledge, after reasonable inquiry, by any executive officer, director, affiliate, or subsidiary of Katy.

   In the past 60 days, Stephen P. Nicholson has purchased Katy common stock through his 401(k) retirement account for an aggregate purchase price of $2,500.

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ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

   Katy has entered into a letter of intent to sell its subsidiary Hamilton Metals, LP and is currently negotiating the sale of its subsidiary Thorsen Tools, Inc. The Hamilton transaction is described in the section entitled "Introduction" under the heading "Proposal 1--Sale of Convertible Preferred Stock" in the Proxy Statement, incorporated herein by reference. On March 30, 2001, Katy announced that its Board of Directors had determined to suspend the payment of quarterly dividends. Subject to the terms and conditions of the Purchase Agreement, the Purchaser has agreed to purchase for $40 million, shares of convertible preferred stock of Katy, having the terms described under the heading "Terms of the Convertible Preferred Stock" in the Proxy Statement. Purchaser has obtained a commitment letter from Bankers Trust Company to provide up to $150 million of senior secured term and revolving loans to Katy, which will replace Katy's existing senior bank loans, upon the consummation of the Offer and the Preferred Stock Purchase. Katy has agreed to use approximately $10 million of the proceeds from the Preferred Stock Purchase to repurchase approximately half of the preferred interest in Katy's subsidiary Contico International, LLC.

   Except as described or referred to in this Statement, Katy is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Katy's securities by Katy, any subsidiary of Katy or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Katy or any subsidiary of Katy; (iii) a purchase, sale or transfer of a material amount of assets of Katy or any subsidiary of Katy; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Katy.

   Except as described or referred to in this Statement, there are no transactions, resolutions of Katy's Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Rights Agreement.

   The provisions of the Rights Agreement, dated as of January 13, 1995, as amended October 30, 1996, January 8, 1999 and March 30, 2001, by and between Katy and La Salle Bank National Association (f/k/a La Salle National Bank), as Rights Agent (the "Rights Agreement") and the Rights issued under it may in some cases discourage or make more difficult the acquisition of control of Katy by means of a tender offer, open market purchase or similar means.

   Katy has amended the Rights Agreement, effective March 30, 2001. The amendment provides that notwithstanding the definition of Acquiring Person (as defined in the Rights Agreement), neither Purchaser nor any of its affiliates shall be deemed an Acquiring Person in connection with the transactions contemplated by the Purchase Agreement. The amendment is filed as Exhibit
(e)(3) to this Statement and is incorporated herein by reference.

Section 203 of the DGCL.

   Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Board approved, for purposes of Section 203, the Purchase Agreement and the transactions contemplated thereby, including the Offer and the Preferred Stock Purchase, and has taken all appropriate action so that Section 203 will not prevent a business combination between Katy and any person that becomes an interested stockholder of Katy as a result of the Offer, the Preferred Stock Purchase or any other transaction contemplated by the Purchase Agreement.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


 Exhibit No.                             Description
 -----------                             -----------
   (a)(1)    Offer to Purchase dated April 25, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Kohlberg and
             Purchaser on April 25, 2001).*

   (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Kohlberg and Purchaser on April 25, 2001).*

   (a)(3) Proxy Statement dated April 25, 2001 (incorporated by reference to the Schedule 14A filed by Katy on April 25, 2001).

   (a)(4)    Letter from the President and Chief Executive Officer of Katy to
             Katy's stockholders dated April 25, 2001 (filed herewith).**

   (a)(5)    Press Release issued by Katy on March 30, 2001 (included in the
             Schedule 14D9-C filed by Katy on March 30, 2001).

   (a)(6)    Opinion of Bear, Stearns & Co. Inc., dated March 29, 2001
             (incorporated by reference to Annex A to the Schedule 14A filed by Katy on April 25, 2001).**

   (a)(7)    Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees (incorporated by reference to
             Exhibit (a)(1)(E) to the Schedule TO filed by Kohlberg and Purchaser on April 25, 2001).

   (e)(1) Preferred Stock Purchase and Recapitalization Agreement dated as of March 29, 2001, by and among Purchaser and Katy (incorporated by reference to Annex B to the Schedule 14A filed by Katy on April
             25, 2001).

   (e)(2) Stock Voting and Tender Agreement dated as of March 29, 2001, among Purchaser and certain shareholders of Katy (incorporated by reference to Annex C to the Schedule 14A filed by Katy on April
             25, 2001).

   (e)(3)    Third Amendment to Rights Agreement, relating to the Rights
             Agreement, dated as of January 13, 1995, as amended October 30,
             1996, January 8, 1999 and March 30, 2001, by and between Katy and
             La Salle Bank National Association (f/k/a La Salle National Bank), as Rights Agent (filed herewith).

   (e)(4) Form of Management Agreement regarding ongoing management and advisory services between Katy and Kohlberg (filed herewith).

--------
 * Included in materials being delivered to shareholders by Purchaser. ** Included in materials being delivered to shareholders by Katy.

  Materials not being delivered by Purchaser or Katy, but which are listed as "filed" with this Schedule 14D-9, may be obtained by accessing the Commission's website on the Internet at http://www.sec.gov.

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

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Katy Industries, Inc.

                                                      /s/ Robert M. Baratta
                                          By: _________________________________
                                            Name: Robert M. Baratta
                                            Title: President and Chief
                                            Executive Officer
                                            Date: April 25, 2001



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